STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (the “Agreement”) made and entered into as of August 8, 2007 by and between KENNETH C. RICCI (“Stockholder”) and MACQUARIE INFRASTRUCTURE COMPANY, LLC, a Delaware limited liability company (“Macquarie”), is to evidence the following agreements and understandings.

WITNESSETH:

WHEREAS, prior to the execution and delivery of this Agreement, Stockholder owned 7,745.36 common shares of Mercury Air Centers, Inc., a Delaware corporation (“MAC”), representing approximately 11% of the issued and outstanding shares of MAC common stock (“MAC Common”);

WHEREAS, Stockholder entered into an agreement with MAC dated the date hereof whereby each share of MAC Common held by Stockholder on such date (“Ricci Common Stock”) was exchanged for one (1) share of MAC Series A Preferred Stock (the “Preferred Stock,” the terms, preferences and rights of which are described in a Certificate of Designation of, Preferences and Rights of the Series A Preferred Stock filed with the Delaware Secretary of State (the “Certificate of Designations”) in connection with the terms of a Stock Purchase Agreement dated April 16, 2007 (the “Purchase Agreement”) by and among, inter alia, Macquarie, Allied Capital Corporation (“Allied”) and Stockholder;

WHEREAS, the exchange of the Ricci Common Stock for the Preferred Stock was intended to qualify as a tax-free exchange under Section 1036 or as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, and the Preferred Stock was intended to qualify as MAC “common stock” for purposes of Section 305(b)(3) and the regulations promulgated thereunder;

WHEREAS, the Purchase Agreement provides, in part, that the Preferred Stock was to be issued to Stockholder in exchange for the Ricci Common Stock on the date on which Macquarie acquires all of the MAC Common held by Allied pursuant to the Purchase Agreement (the “Closing Date”), and the Purchase Agreement contemplates that on the Closing Date, Stockholder shall issue to Macquarie an option to purchase all, and not less than all, of the Preferred Stock held by Stockholder, and Macquarie shall issue to Stockholder an option to require Macquarie to purchase all, and not less than all, of the Preferred Stock held by Stockholder;

WHEREAS, immediately prior to the execution and delivery of this Agreement: (i) Macquarie has acquired all of the “Initial Closing Shares” as defined in the Purchase Agreement, and (ii) Stockholder has exchanged the Ricci Common Stock for an equal number of shares of the Preferred Stock (the “Option Shares”); and

WHEREAS, the parties hereto desire to memorialize in this Agreement the terms and conditions of the Call Option and the Put Option (as such terms are defined below).

NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Grant of Call Option. Stockholder hereby issues and sells to Macquarie an option to purchase all, and not less than all, of the Option Shares (“Call Option”), all on the terms and conditions contained in this Agreement.

2. Option Purchase Price. In consideration of the Stockholder’s issuance of the Call Option, Macquarie shall pay to the Stockholder, contemporaneously with the execution and delivery of this Agreement, the sum of $2,000,000 (“Option Purchase Price”), by bank or certified check or by wire transfer of immediately available federal funds to an account designated in writing by Stockholder prior to the date of execution of this Agreement. The Option Purchase Price shall be nonrefundable, but shall be credited against the Call Option Exercise Price (defined below) if the Call Option is exercised by Macquarie prior to the expiration of the Call Option Exercise Period (defined below).

3. Exercise Period. The Call Option shall be exercisable only from 12:01 a.m. Eastern Standard Time October 1, 2007 through 11:59 p.m. Eastern Standard Time on October 31, 2007 (“Call Option Exercise Period”), time being of the essence.

4. Call Option Exercise Price.

a. The exercise price for the Option Shares acquired pursuant to the Call Option (“Call Option Exercise Price”) shall be $[___], the net amount of the per share value of the MAC Common as determined on the date hereof in connection with the closing of the purchase by Macquarie of MAC Common pursuant to Section 1.4(a) of the Purchase Agreement, times the number of Option Shares, plus $500,000 as the premium for Stockholder granting the Call Option, less the sum of (x) any dividends and distributions paid on the Preferred Stock to the Stockholder from and after the date hereof to the date of closing of the Call Option exercise and (y) the Option Purchase Price, subject to adjustment pursuant to Paragraph 4(b) below.

b. The parties acknowledge and agree that in certain circumstances the Call Option Exercise Price shall be (1) reduced by the per share amount of any Final Working Capital Deficiency, if any, or (2) increased by the per share amount of any Final Working Capital Surplus, if any, in each case pursuant to the terms and conditions set forth in Section 1.7 of the Purchase Agreement.

5. Exercise Procedure and Closing. The Call Option may be exercised by Macquarie by delivery to Stockholder and Allied of a written exercise notice (“Notice of Call Exercise”) during the Call Option Exercise Period. Macquarie and the Stockholder shall consummate the purchase and sale of the Option Shares within ten (10) days following the date the Notice of Call Exercise is received by Stockholder.

a. At the closing, the Call Option Exercise Price shall be paid as follows:

i. First, an amount equal to the outstanding principal, accrued and unpaid interest, and fees payable pursuant to the Promissory Note dated September 15, 2006 and issued by the Stockholder to Mercury Air Centers, Inc. in a principal amount of $7,196,493 (the “Allied Loan Amount”) shall be delivered to Allied Capital Corporation, a Maryland corporation, as agent for the holders of such note (“Allied”);

ii. Second, an amount equal to the Call Option Share Escrow Fund shall be delivered to the Escrow Agent; and

iii. Third, the balance of the Call Option Exercise Price for the Preferred Stock shall be delivered to the Stockholder, with payment being made in the same manner as the Option Purchase Price pursuant to Paragraph 2 above.

b. At the closing, the Stockholder shall deliver to Macquarie:

i. Certificates for the Option Shares free and clear of all liens and encumbrances (except with respect to the liens described in Paragraphs 6(a) and 12 below), duly endorsed for transfer or accompanied by duly executed stock powers;

ii. A certificate from the Stockholder expressly certifying that as of the date thereof, the Stockholder (A) holds of record, owns beneficially and has good and marketable title to all of the Option Shares, free and clear of security interests, liens, options, warrants, purchase rights, contracts, commitments, restrictions, equities, claims and demands (except with respect to the liens described in Paragraphs 6(a) and 12 below) and (B) is not a party to any voting trust, proxy, or other agreement or understanding, other than with respect to this Agreement; and

iii. An executed release substantially in the form of Exhibit A.

6. Nontransferability of Option Shares and Call Option.

a. Without the prior written consent of Macquarie and Allied, the Option Shares shall not be transferred, assigned, pledged, hypothecated or disposed of in any way (except with respect to the pledge described in Paragraph 12 below), whether by operation of law or otherwise, except as set forth in Paragraph 13(i) below; provided, that the Option Shares may be disposed of pursuant to the Agreement.

b. Without the prior written consent of the Stockholder, the Call Option shall not be transferred, assigned, pledged, hypothecated or disposed of in any way, whether by operation of law or otherwise, except that Macquarie, upon written notice to the Stockholder, may (i) transfer all or a portion of the Call Option to an affiliate to whom the Option Shares may be immediately transferred in compliance with Section 4.02 of the Share Pledge Agreement dated the date hereof by and between Stockholder and The Bank of New York, as collateral agent (“BONY Pledge”), and Macquarie shall cause such assignee to continue to qualify to receive the Option Shares in compliance with Section 4.02 of the BONY Pledge until the Option Shares have been transferred pursuant to the Put Option or Call Option and the consideration for the Option Shares paid or (ii) grant a security interest in the Call Option to secure the repayment of indebtedness of MAC, in each such case Macquarie shall remain primarily liable for and stand behind each of its obligations under the Call Option and otherwise under this Agreement; provided, that following the termination of the restrictions in the BONY Pledge regarding transferees of the Option Shares, Macquarie, upon written notice to the Stockholder, may transfer all or a portion of the Call Option to an affiliate, in which case Macquarie shall remain primarily liable for and stand behind each of its obligations under the Call Option and otherwise under this Agreement.

7. Failure to Exercise Call Option / Stockholder’s Right to Appointment of Director. If Macquarie fails to exercise the Call Option prior to the expiration of the Call Option Exercise Period or fails to close on the purchase of the Preferred Stock within ten (10) days after receipt by Stockholder of the Notice of Exercise, the Stockholder shall be permitted to appoint an additional director to the Board of MAC (which Board will consist of at least six (6) members) as long as the Stockholder (or family members, including trusts, limited partnerships or limited liability companies principally for the benefit of Stockholder or his family (“Stockholder Related Parties”)) continues to own in the aggregate at least eighty percent (80%) of the Preferred Stock. Macquarie agrees to vote for the election of Stockholder’s nominee as Director and take such actions in its capacity as majority stockholder of MAC, and further, agrees to cause MAC to take such actions as may be necessary or appropriate, in the reasonable opinion of Stockholder or its counsel, to effectuate the purposes of this Paragraph.

8. Stockholder Failure to Transfer Preferred Stock. In the event that the Stockholder is unable to, or for any reason does not, deliver to Macquarie certificates for the Preferred Stock free and clear of all liens and encumbrances (except with respect to the liens described in Paragraphs 6(a)_and 12 below), duly endorsed for transfer or accompanied by duly executed stock powers and an executed release substantially in the form of Exhibit A within ten (10) days after receipt by Stockholder of the Notice of Exercise, Macquarie may, in its sole discretion, pay to Allied the amount payable to it pursuant to Paragraph 5 above and deposit the balance of the Call Option Exercise Price to the Escrow Agent to be held in an escrow account separate from the Escrow Fund. Upon such deposit by Macquarie, the Option Shares shall at such time be deemed to have been sold, assigned, transferred and conveyed to Macquarie, and the Stockholder shall have no further rights with respect thereto. The Escrow Agent shall hold, invest and disburse the funds in accordance with the terms and conditions of an escrow agreement between Macquarie, the Stockholder and the Escrow Agent, an executed counterpart of which the Stockholder has delivered to Macquarie as of the execution of this Agreement. The escrow agreement shall provide that the escrow deposit and any investment income earned thereon be disbursed in accordance with the sequence set forth in Paragraphs 5(a)(ii) and (iii) above upon receipt by Macquarie of the documents set forth in the first sentence of this Paragraph 8. Any fees and expenses of the Escrow Agent shall be paid from the funds deposited with the Escrow Agent.

9. Adjustments for Certain Corporate Events. If at any time, or from time to time, MAC shall, by subdivision, consolidation or reclassification of shares, or otherwise, change as a whole the outstanding Option Shares into a different number or class of shares, the number and class (or series) of shares so changed shall, for the purposes of the Call Option or the Put Option (as defined below) and the terms and conditions hereof, replace the shares outstanding immediately prior to such change, and the number of shares subject to the Call Option or the Put Option and the consideration calculated based on the number of Option Shares shall be proportionately adjusted.

a. If at any time, or from time to time while the Call Option or Put Option is exercisable, MAC shall consolidate with or merge into another corporation, Macquarie shall thereafter be entitled upon exercise of the Call Option to purchase, with respect to each Option Share purchasable hereunder immediately prior to the date upon when such consolidation or merger shall become effective, the securities or property to which a holder of one share of Preferred Stock would have been entitled upon such consolidation or merger and Macquarie shall take, and shall cause MAC to take such steps in connection with such consolidation or merger as may be necessary to assure that all of the provisions of the Call Option or the Put Option shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Call Option or the Put Option as applicable.

b. The Call Option granted herein shall not entitle Macquarie to any voting rights or other rights or privileges attributable to ownership of the Option Shares prior to the exercise of the Call Option or the Put Option, as applicable, and payment of the exercise price for such shares.

10. Put Option Exercise Price.

a. The Stockholder shall have the option to require Macquarie to purchase all, and not less than all, of the Preferred Stock held by the Stockholder (“Put Option”), exercisable only from 12:01 a.m. Eastern Standard Time April 1, 2008 through 11:59 p.m. Eastern Standard Time April 30, 2008 (“Put Option Exercise Period”), time being of the essence. The exercise price for the Option Shares being sold to Macquarie pursuant to the Put Option (“Put Option Exercise Price”) shall be $[___], the net amount of the per share value of MAC Common as determined on the date hereof in connection with the closing of the purchase by Macquarie of the MAC Common pursuant to Section 1.4(a) of the Purchase Agreement times the number of Option Shares, less the sum of (x) $4,000,000 and (y) any dividends and distributions paid to Stockholder on the Preferred Stock from and after the date hereof through the date of closing of the Put Option exercise, and without reduction for the Option Purchase Price, subject to adjustment pursuant to Paragraph 10(b) below.

b. The parties acknowledge and agree that in certain circumstances the Put Option Exercise Price shall be (1) reduced by the per share amount of any Final Working Capital Deficiency, if any, or (2) increased by the per share amount of any Final Working Capital Surplus, if any, in each case pursuant to the terms and conditions set forth in Section 1.7 of the Purchase Agreement.

11. Exercise Procedure and Closing. The Put Option may be exercised by Stockholder by delivery to Macquarie and Allied of a written exercise notice (“Notice of Put Exercise”) during the Put Option Exercise Period. Stockholder and Macquarie shall consummate the sale of the Preferred Stock within ten (10) days of the date of receipt by Macquarie of the Notice of Put Exercise.

a. At the closing, the Put Option Exercise Price shall be paid as follows:

i. First, an amount equal to the Allied Loan Amount shall be delivered to Allied;

ii. Second, an amount equal to the Option Share Escrow Fund shall be delivered to the Escrow Agent;

iii. Third, the balance of the Put Option Exercise Price for the Preferred Stock shall be delivered to the Stockholder, with payment being made in the same manner as the Option Purchase Price pursuant to Paragraph 2 above.

b. At the closing, the Stockholder shall deliver to Macquarie:

i. Certificates for the Option Shares free and clear of all liens and encumbrances (except with respect to the liens described in Paragraphs 6(a) and 12 below), duly endorsed for transfer or accompanied by duly executed stock powers;

ii. A certificate from the Stockholder expressly certifying that as of the date thereof, the Stockholder (A) holds of record, owns beneficially and has good and marketable title to all of the Option Shares, free and clear of security interests, liens, options, warrants, purchase rights, contracts, commitments, restrictions, equities, claims and demands (except with respect to the liens described in Paragraphs 6(a) and 12 below) and (B) is not a party to any voting trust, proxy, or other agreement or understanding, other than with respect to this Agreement;

iii. And an executed release substantially in the form of Exhibit A.

12. Support of Financing Transaction. Upon request by Macquarie, the Stockholder will enter into a stock pledge agreement containing customary terms and conditions and on terms no less favorable than applicable to Macquarie, if required by any bank or other financial institution providing bona fide financing to MAC for the purpose of making distributions to all shareholders, including the holder of the Preferred Stock and refinancings of such debt that do not increase the principal amount thereof. Any such stock pledge agreement shall expressly provide that the transfer of the Preferred Stock to either Macquarie or MAC or their respective affiliates is a permitted transfer under the express terms of the stock pledge agreement. Macquarie acknowledges and agrees that: (i) any grant of a security interest in the Option Shares contemplated by this Paragraph 12 is a permitted lien on the Preferred Stock for purposes of closing on the sale of the Preferred Shares to either Macquarie or MAC and shall not result in a reduction to the net amount paid to Stockholder from the sale of the Preferred Stock; and (ii) in the event of a default by MAC under any bank loan contemplated by this Paragraph for which Stockholder has pledged his Preferred Stock as security for payment, Macquarie will indemnify and hold harmless Stockholder from and against any Losses incurred by Stockholder in respect of such loan (including, but not limited to, foreclosure against the pledged shares) to the extent such Losses incurred by Stockholder exceeds the amount of distributions received by Stockholder after the closing, such indemnity obligation not to exceed the aggregate amount of proceeds the Stockholder is otherwise entitled to receive under this Agreement and the Purchase Agreement.

13. Miscellaneous Provisions.

a. Governing Law / Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Jurisdiction and venue for any action or claim arising hereunder shall lie exclusively in the Court of Chancery in the State of Delaware, and each party irrevocably consents and submits to the personal and subject matter jurisdiction of said courts.

b. Headings. Section and paragraph headings are not to be considered part of this Agreement. They are included solely for convenience and are not intended to be full and accurate descriptions of the contents of this Agreement.

c. Recitals and Exhibits. The recitals set forth at the beginning of this Agreement and the Exhibits annexed hereto are an integral part of this Agreement and are incorporated herein by reference as if fully rewritten.

d. No Waiver. A waiver of any provisions of this Agreement shall not be effective unless in writing signed by the party against whom the waiver is claimed. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, whether or not similar, and no waiver shall constitute a continuing waiver unless expressly provided in writing.

e. Execution in Counterparts. This Agreement may be executed by facsimile or other electronic communication in multiple counterparts, each of which shall constitute an original for all purposes, but all of which constitute but one and the same instrument.

f. Notices. Any notice or other communication with respect to this Agreement to any party shall be in writing and shall be deemed to have been delivered when personally delivered, one business day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery charges prepaid or three days after being deposited in the United States mail, certified and postage prepaid, addressed to the appropriate party as follows:

To the Stockholder:	Kenneth C. Ricci
355 Richmond Road
Richmond Heights, Ohio 44143

To Macquarie:	Macquarie Infrastructure Company, LLC
125 West 55th Street
New York, New York 10019
Attn: Peter Stokes.

A copy of notices shall be sent to:	Allied Capital Corporation
1919 Pennsylvania Ave., N.W.,
Washington, DC 2006
Attn: Mark Raterman.

Any addressee may designate a different address by delivering, as provided above, a notice of change of address.

g. Modification. This Agreement may be modified only in a writing executed by all parties and with the consent of Allied which will not be unreasonably withheld, conditioned or delayed.

h. Binding Effect. This Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

i. Limited Assignment. The rights and obligations of Macquarie under this Agreement may not be assigned, nor its obligations hereunder be assumed, in whole or in part, to or by any person or entity which is not a party to this Agreement without the prior written consent of the Stockholder, except as expressly provided pursuant to Section 6. The rights and obligations of the Stockholder under this Agreement may not be assigned, nor its obligations hereunder be assumed, in whole or in part, to or by any person or entity which is not a party to this Agreement without the prior written consent of Macquarie; provided that (a) pursuant to a Pledge and Collateral Assignment Agreement dated April 16, 2007 (“Pledge Agreement”), as it may be amended from time to time, the Stockholder may and has pledged and assigned its right, title and interest in the Agreement to, granted a proxy and power of attorney to, and granted a security interest in and assigned certain proceeds to Allied, and Macquarie acknowledges the Pledge Agreement and agrees that Allied may serve as agent for the holders of the “Note” as defined in the Pledge Agreement and (b) following the expiration of the Call Option Exercise Period, Stockholder, upon written notice to Macquarie may assign all or a portion of the Put Option to one or more Stockholder Parties, and in each such case (a) and (b) Stockholder shall remain primarily liable for and stand behind each of his obligations under this Agreement.

j. Entire Agreement. This Agreement, together with the Purchase Agreement, the Escrow Agreement and the other Transaction Documents, constitutes the entire understanding among the parties and supersedes any prior understandings and agreements between them respecting the within subject matter. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties with respect to the within subject matter, other than as set forth in this Agreement and its Exhibits. In the event of any conflict between the terms of this Agreement and the Purchase Agreement, the Purchase Agreement shall govern.

k. Further Assurances. From and after the closing, each party shall execute and deliver such further instruments of conveyance and transfer and take such other action as reasonably may be requested by the other party to further effectuate the transactions contemplated by this Agreement.

l. Confidentiality. The parties covenant and agree that the terms and conditions of this Agreement shall not be disclosed or disseminated in any fashion, at any time, or for any person, firm or entity except for the parties’ respective accountants, attorneys and financial advisors and except as may be required by law; provided, that the Stockholder hereby consents to the disclosure by Macquarie and its Affiliates of information regarding the Company, the Subsidiaries and the Business, to the extent contemplated by Section 5.3(b) of the Purchase Agreement, or as reasonably necessary for compliance with disclosure requirements applicable to Macquarie or any of its Affiliates, provided such disclosure is made in accordance with and pursuant to Legal Requirements (including applicable federal securities laws and stock exchange listing rules).

m. Specific Performance. The Stockholder and Macquarie agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the Stockholder and Macquarie shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

n. Defined Terms. Capitalized terms not defined in this agreement shall have the meaning given in the Purchase Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

/s/ Kenneth C. Ricci
KENNETH C. RICCI

MACQUARIE INFRASTRUCTURE COMPANY, LLC

By:	/s/ Peter Stokes
Peter Stokes, its _____________________

Exhibit A

Form of Release of Claims

As of the closing of the sale of the “Option Shares”, as defined in the Stock Option Agreement dated as of __________, 2007 (the “Option Agreement”) by and between Kenneth C. Ricci (“Seller”) and Macquarie Infrastructure Company, LLC (the “Company”), Seller hereby fully and irrevocably releases, acquits and forever discharges the Company and the Subsidiaries, and each of their respective past, present and future officers, directors, partners, general partners, limited partners, managing directors, members, stockholders, trustees, representatives, employees, principals, agents, Affiliates, parents, subsidiaries (direct and indirect), joint ventures, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them from any and all actions, claims, counterclaims, suits, causes of action, judgments, damages, demands and liabilities, of every kind and nature whatsoever, including taxes (including taxes under Sections 409A and 4999 of the Code), past, present or future, at law or in equity, whether known or unknown, contingent or otherwise, relating to or arising out of the ownership or acquisition of the Option Shares or the business and affairs of the Company and the Subsidiaries, in each case, which such Seller had, has or may have had at any time in the past until and including the date of the closing of the sale of the Option Shares, including any claims regarding the allocation and distribution of the Purchase Price (collectively, “Released Claims”). Notwithstanding the foregoing, the Released Claims shall not include (i) exculpation and indemnification rights set forth in the Company’s or any Subsidiary’s charter documents or any written indemnification agreement, to the extent described on the attached D&O Indemnification Schedule to the Purchase Agreement (as defined below), (ii) any amounts due Seller for compensation or expense reimbursement, (iii) any vested and accrued interest of Seller in, or benefit to such Seller under, any Employee Benefit Plan, (iv) rights arising under any Transaction Document, other than any claims regarding the allocation and distribution of the Purchase Price, or (v) rights under directors and officers insurance policies and Section 5.10 of the Purchase Agreement. The releases, acquittals and discharges in this Release of Claims are conditioned on the consummation of the closing of the sale of the Option Shares. Capitalized terms not defined in this agreement shall have the meaning given in the Option Agreement or the “Purchase Agreement,” as Purchase Agreement is defined in the Option Agreement.

Kenneth C. Ricci
Date: ___________

ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Agreement”) is entered into as of the 8th day of August, 2007 by and between Macquarie Infrastructure Company, LLC, a Delaware limited liability company (“Assignor”) and Macquarie FBO Holdings LLC, a Delaware limited liability company and direct subsidiary of Assignor (“Assignee”). Capitalized terms used herein without definitions shall have the meanings ascribed to them in that certain Stock Option Agreement by and among Kenneth C. Ricci (the “Stockholder”) and Assignor, dated as of August 8, 2007, a copy of which is attached hereto (the “Option Agreement”).

WHEREAS, Assignor is a party to the Option Agreement;

WHEREAS, Section 6(b) of the Option Agreement expressly authorizes Assignor to assign the Call Option under the Option Agreement to an affiliate without the prior consent of the Stockholder, in which case Assignor shall remain primarily liable for and stand behind each of its obligations under the Call Option and otherwise in the Agreement;

WHEREAS, Assignor desires to assign to Assignee all of Assignor’s right to the Call Option under the Option Agreement;

WHEREAS, Assignee has agreed to assume Assignor’s right to the Call Option; and

WHEREAS, Assignor has agreed to remain primarily liable for and stand behind each of its obligations under the Call Option and all other obligations and liabilities in, to and under the Option Agreement.

NOW THEREFORE, in consideration of the foregoing premises, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee agree as follows:

1. Assignment of Right to the Call Option. Assignor hereby assigns all of its right to the Call Option under the Option Agreement to Assignee, free and clear of any liens or encumbrances arising by, through or under Assignor, but otherwise without recourse, representation or warranty (express or implied) of any kind.

2. Liability of Assignor. Assignor acknowledges that it shall remain primarily liable for and stand behind each of its obligations under the Call Option and all other obligations and liabilities in, to and under the Option Agreement. Such assignment and assumption is without recourse, representation or warranty (express or implied) of any kind.

3. Certain Covenants and Agreements. Assignor covenants and agrees to make, execute and deliver any and all additional acts or documents as Assignee shall from time to time reasonably request to better assure, convey, assign and transfer or to otherwise vest in Assignee all right, title and interest of Assignor to the Call Option under the Option Agreement. Each of Assignor and Assignee covenants and agrees that it will not take, or fail to take, any action pursuant to the Option Agreement that could reasonably be expected to adversely affect the other party’s rights hereunder or thereunder.

4. Miscellaneous.

(a) This Agreement evidences the complete understanding and agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified except by a writing subscribed to by authorized representatives of each party.

(b) This Agreement shall be governed by the laws of the State of New York, without giving effect to its conflict of laws principles.

(c) This Agreement shall apply to, inure to the benefit of, and be binding upon the parties hereto and upon their successors in interest and assigns.

(d) This Agreement may be executed in counterparts, each of which shall be deemed an original, but together shall constitute one and the same document. Once signed, any reproduction of this Agreement made by reliable means (including photocopy or facsimile) shall be considered an original.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Assignment Agreement as of the date first written above.

ASSIGNOR

Macquarie Infrastructure Company, LLC, a Delaware limited liability company

/s/ Peter Stokes
Peter Stokes
Its: Chief Executive Officer

ASSIGNEE

Macquarie FBO Holdings LLC, a Delaware limited liability company

Macquarie Infrastructure Company Inc., its managing member

/s/ Peter Stokes
Peter Stokes Chief Executive Officer

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